Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealers in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

 (Stock Code: 1055)

MAJOR TRANSACTION

ACQUISITION OF AIRCRAFT

23 June 2017

 - i -

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“Acquisition”	the acquisition of the Airbus Aircraft under the Airbus Aircraft Acquisition Agreement

“Airbus Aircraft”	20 A350-900 aircraft, the subject matter of the Airbus Aircraft Acquisition Agreement

“Airbus Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Airbus S.A.S. and the Company on 26 April 2017, pursuant to which the Company agreed to acquire and Airbus S.A.S. agreed to sell the Airbus Aircraft

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, Macau and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC, whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling Shareholder of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	20 June 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Unit 301, 3/F, Office Tower
Non-Executive Directors:	Guanhao Science Park Phase I
Wang Chang Shun (Chairman of the Board)	12 Yuyan Street, Huangpu District
Yuan Xin An	Guangzhou
Yang Li Hua	PRC 510530

Executive Directors:
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

23 June 2017

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

ACQUISITION OF AIRCRAFT

INTRODUCTION

Reference is made to the announcement of the Company dated 26 April 2017. The purpose of this circular is to provide you with, among other things, further details of the Acquisition.

LETTER FROM THE BOARD

AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Date

26 April 2017 (after trading hours)

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)	The Airbus S.A.S., a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus S.A.S. is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus S.A.S. and its ultimate beneficial owner is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

20 A350-900 aircraft

Consideration

According to the information provided by Airbus S.A.S., the catalogue price of each Airbus A350-900 aircraft is priced about US$298.9 million. Such catalogue price includes price for airframe and engine.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus S.A.S. because of the substantial price concessions granted by Airbus S.A.S. in relation to the Airbus Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Airbus Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus S.A.S. to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus S.A.S. rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft, and the Stock Exchange has granted such waiver.

LETTER FROM THE BOARD

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase from Airbus S.A.S. on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is payable by cash in United States dollars. The consideration will be partly payable by cash and partly by financing arrangements with banking institutions. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2019 to 2022, in which 6 aircraft, 6 aircraft, 4 aircraft and 4 aircraft will be delivered in each year from 2019 to 2022, respectively. The total consideration will be paid to Airbus S.A.S. in instalments according to the respective delivery schedule for each of the relevant Airbus Aircraft from 2019 to 2022.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the Acquisition.

CONDITIONS PRECEDENT

The Acquisition is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders’ approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

LETTER FROM THE BOARD

REASONS FOR THE ACQUISITION

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the development strategy and the aircraft fleet structure plan of the Group under the 13th Five-Year Plan; and the Acquisition will facilitate the internationalization of the Company, maintain and improve the Company's air capacity, thus maximizing the operational efficiency and enhancing the competitiveness of the Group. It is expected that the Acquisition will make the Company have a better performance on the cost and efficiency, so as to enhance the competitiveness of the Group. The Airbus Aircraft will increase the ATKs of the Group by 12.1%, when compared to the ATKs of the Group as at 31 December 2016, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Aircraft Acquisition Agreements are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

The relevant percentage ratio for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%. The Acquisition will constitute a major transaction of the Company, therefore is also subject to the reporting, announcement and shareholders' approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Airbus Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Airbus Aircraft Acquisition Agreement and the Acquisition. The Company has obtained a written shareholder approval from CSAHC, the controlling Shareholder holding approximately 51.99% of the total issued shares of the Company as at the date of this announcement, in lieu of holding a general meeting to approve the Airbus Aircraft Acquisition Agreement and the Acquisition in accordance with Rule 14.44 of the Listing Rules.

FINANCIAL AND TRADING PROSPECTS

Looking forward to 2017, although the global economy growth is expected to be slightly higher as compared with the previous year, the pace of trade liberalization will slow down due to the rising protectionism and the increasing geopolitical risks. Although faced with great downward pressure, China will continue to rank the forefront of the world’s major economies in terms of economic growth, as its reform deepens. Civil aviation industry in China is still in the important period of opportunities with huge market potentials. Meanwhile, we are facing a number of challenges, such as rebound of international crude oil prices, fluctuations of RMB exchange rate, aggravation of international market competition and gradual improvement of the “Eight Vertical and Eight Horizontal (八縱八橫)” network for high-speed railways and etc. Under the general principle of “Steady Progress”, the strategic concept of “Safety First” and the strategic guideline of “Market Orientation”, the Group will endeavour to create a strategic layout of “Dual Hubs” of Guangzhou-Beijing. Adhering firmly to the strategic orientation of standardization, integration, intellectualization and internationalization, the Group will deepen the reform and keep on implementing its strategies to ensure aviation safety and excellent performance. The Group is marching forward to the goal of becoming a world first-class aviation industry group with international competitiveness, striving to offer returns to its shareholders and the society with better performance. In 2017, we will focus on the following matters:

LETTER FROM THE BOARD

1.	We will continuously improve the level of safety management. We will implement the accountability system for safety in all aspects, all level and the whole chain under the concept of “Safety First”; improve the manual systems to be of complete quantity by ensuring that there are sufficient safety manuals for different departments and operation teams with the organisation and of perfect quality and build the authority of the rules by using various methods; carry on the safety training and in-depth technical research and discussions to accelerate the promotion and application of new technology and promote the use of safe big data; and perfect the contingency plans and the internal rapid emergency response mechanism, increase actual maneuvers by conducting drills and practices of such contingency plans and the internal rapid emergency response mechanism and establish an emergency linkage mechanism with external resources, such as the airports, fire department, police stations and hospitals, in order to coordinate more efficiently in case of emergency. In 2017, the Group will continue to ensure another year of aviation safety.

2.	Continuously optimize the fleet structure based on the market environment. We will strengthen medium- and long-term planning for transport capacity, and make rolling planning and dynamic adjustment based on market changes; accelerate the upgrading of cabins in order to be in line with new trends in cabin layout; and increase the compatibility of wide-body aircraft to flights taking into account the international route structure. In 2017, the Group plans to introduce 86 aircraft and dispose 30 aircraft. As at the Latest Practicable Date, the Group has introduced 24 aircraft and disposed of 13 aircraft.

3.	Create a first-class international service brand with sincere service. We will increase hardware and software investments to accelerate the interconnection between the air and the ground and in-flight WIFI service, continuously improve hub transit service, optimize the transit process and enhance the transit efficiency and the electronic service level of ticket purchases, seat selection, check-in, luggage and security check. Moreover, we will continue to strengthen the promotion of the “China Southern Airlines” brand, increase international marketing efforts and increase the influence on the mainstream markets.

4.	Accelerate adaptation to new changes and further raise the capability in operation assurance. We will adapt to the Company’s rapid development and accelerate the construction of the “centralized control, unified command” mega operating system, adjust and optimize the organization and operation process and set up an operation and management mode which matches with specific features of a large fleet. In addition, we will continue to perfect the contingency plans for extensive flight delays, enhance services for delayed flights and effectively safeguard the interest of the passengers, in order to maintain our industry leading on-time arrival rate.

LETTER FROM THE BOARD

5.	Vigorously strengthen the hub construction and continuously expand the effectiveness of transition. We will put forward the construction of Beijing new airport, and plan and consider the integrated function of the hub to ensure that the operational process meets the hub requirements; further deepen the construction of Guangzhou hub, continue to consolidate the advantages and perfect the international network, with a view to enlarging the effect of “Canton Route”; and continue to intensify the hub coordination, study and promote the integration strategy for Guangzhou and Shenzhen, so as to consolidate the Pearl River Delta market and create two mutually-supporting collaborative hubs with their respective focuses.

6.	Expedite the construction of the “China Southern e-Travel” and consolidate the competitive advantages. We will launch all the core functions of the “China Southern Airlines Mobile” during the year as soon as possible, so as to enhance its convenience; improve the evaluation feedback mechanism by consolidating various indicators, such as passenger activity, sales volume and etc.; strengthen the integration of IT resources of the Company, break isolation of information and promote the integration of data from marketing, operation, service and management systems, so as to establish a China Southern Airlines database for information sharing, and thus elevating the intelligent level; and continue to vigorously develop the follower base, striving to get over 20 million followers in the social media by the end of the year and 9 million new downloads of the App.

7.	Fully utilize the important functions of financial management, and focus on cost control. We will keep on paying attention to exchange rate fluctuations and make timely and decisive responses, so as to dynamically optimize the debt currency structure; match the capital duration of the investment projects in a scientific way, adjust and optimize the ratios of short- and long-term financings and reduce financing costs by using a combination of various methods; make full use of various fiscal and taxation preferential policies, and actively explore other lease models and businesses including setting up special purpose vehicles, so as to reduce leasing costs; and consolidate and deepen the overall budget management, increase efforts to fine management of costs and further tap the potentials of cost control.

RECOMMENDATION AND SHAREHOLDERS’ WRITTEN APPROVAL

This circular is despatched to Shareholders for information purpose only. No general meeting will be convened for approving the Acquisition. As at the Latest Practicable Date, CSAHC, the controlling Shareholder holding approximately 51.99% of the total issued shares of the Company.

Although no general meeting will be convened, the Board considers that the Acquisition was entered into on normal commercial terms and the terms of the Acquisition are fair and reasonable and are in the best interests of the Company and the Shareholders as a whole. Accordingly, if a general meeting were convened for approving the Acquisition, the Board would have recommended the Shareholders to vote in favour of the Acquisition.

LETTER FROM THE BOARD

ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Wang Chang Shun
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three years ended 31 December 2016, 2015 and 2014 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	annual report of the Company for the year ended 31 December 2016 published on 27 April 2017 (pages 132-231); and

http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0427/LTN201704271358.pdf

•	annual report of the Company for the year ended 31 December 2015 published on 29 April 2016 (pages 122-204)

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0429/LTN20160429593.pdf

•	annual report of the Company for the year ended 31 December 2014 published on 22 April 2015 (pages 112-200);

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0422/LTN201504221086.pdf

2.	INDEBTEDNESS

At the close of business on 30 April 2017, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

RMB (Million)

Bank loans and other loans
Unsecured loans	15,690
Secured loans	945

Total	16,635

Obligations under finance leases
Secured obligations under finance leases without guarantee	62,854
Secured obligations under finance leases with guarantee	157

Total	63,011

Unsecured corporate bond	13,000

Unsecured medium-term notes	4,692

Unsecured ultra-short-term financing bills	13,100

Guarantees provided
Personal bank loans for pilot trainees	391

At 30 April 2017, bank and other loans of the Group of approximately RMB660 million were secured by certain aircraft with a carrying amount of RMB1,380 million. Bank and other loans of the Group of approximately RMB285 million were secured by certain land use right of RMB79 million and investment property of RMB32 million. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB76,779 million. In addition, obligations under finance leases of approximately RMB157 million were guaranteed by certain banks.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, bank loans and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 30 April 2017.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 30 April 2017.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	EFFECT

The Group’s principal business activity is that of civil aviation. Following the completion of the Acquisition, the Group’s passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. The Airbus Aircraft will increase the ATKs of the Group by 12.1%, when compared to the ATKs of the Group as at 31 December 2016, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet. As a result, the Group’s profitability is expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

As the Acquisition will be partly financed through commercial loans from commercial banks and partly financed by internal fund, the Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the consideration for the Acquisition is payable by instalments, it is not expected to have any substantial impact on the Company’s cash-flow position or its business operations and the Acquisition will not add immediate financial burden to the Company. The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.	MATERIAL ADVERSE CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2016 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, and considering the effect of the Acquisition, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for at least 12 months from the date of this circular.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX II	GENERAL INFORMATION

						% of the
						total issued
				% of the	% of the	share capital
Name of			Number of	total issued	total issued	of the
shareholder	Capacity	Type of Share	Shares held	A Shares	H Shares	Company

CSAHC (Note 1)	Beneficial owner	A Share	4,039,228,665(L)	57.52%	–	41.14%
	Interest in controlled corporation	H Share	1,064,770,000(L)	–	38.10%	10.85%

		Total	5,103,998,665(L)	–	–	51.99%

Nan Lung Holding Limited	Beneficial Owner	H Share	1,064,770,000(L)	–	38.10%	10.85%
(“Nan Lung”) (Note 1)	Interest in controlled corporation

American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Shares	270,606,272(L)	–	9.68%	2.76%

Note:

1.	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2.	American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines, Inc..

3.	As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

APPENDIX II	GENERAL INFORMATION

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2016, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 43, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

APPENDIX II	GENERAL INFORMATION

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

8.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	A share transfer agreement dated 14 July 2015 between the Company and Xiamen Jianfa Group Co., Ltd. (“Xiamen Jianfa”), pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell 4% equity interests in Xiamen Airlines Company Limited at the consideration of RMB586,666,667.

(b)	An agreement supplemental dated 13 August 2015 to the Property Lease Agreement pursuant to which the parties have agreed that the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for the two years ending 31 December 2016 shall be slightly adjusted to not more than RMB40,270,700 (original cap of RMB40,114,700) and RMB40,348,700 (original cap of RMB40,114,700), respectively.

(c)	An insurance business platform cooperation framework agreement (the “Cooperation Framework Agreement”) dated 19 November 2015 between the Company and the Finance Company on the sale of aviation insurance for two years from 1 January 2015 to 31 December 2016. Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorise the Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The annual cap for the Cooperation Framework Agreement was set at RMB40 million and RMB60 million for each of the two years ending 31 December 2016, respectively.

(d)	A supplemental agreement dated 8 December 2015 to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement.

(e)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 1”) dated 17 December 2015 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737NG series aircraft and 50 B737MAX series aircraft.

The catalogue price of each Boeing B737NG series aircraft and B737MAX is priced about US$81.16 million and US$96.07 million.

(f)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 2”) dated 17 December 2015 between Xiamen Airlines and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737MAX series aircraft. The catalogue price of one Boeing B737MAX is priced about US$96.07 million.

APPENDIX II	GENERAL INFORMATION

(g)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 3”) dated 23 December 2015 between the Company and Airbus S.A.S, pursuant to which the Company agreed to acquire and Airbus S.A.S agreed to sell 10 Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is priced about US$227.36 million.

(h)	A share transfer agreement dated 2 February 2016 between the Company and CSAHC, pursuant to which the Company agreed to purchase and CSAHC agreed to sell 100% equity interests in SAIETC at the consideration of RMB400,570,400.

(i)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 4”) dated 26 April 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 10 B737-800 aircraft. The catalogue price of one Boeing B737-800 is priced about US$85.06 million.

(j)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 5”) dated 27 July 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 6 B787-9 aircraft. The catalogue price of one Boeing B787-9 is priced about US$230 million.

(k)	A financial services framework agreement (the “Financial Services Framework Agreement”) dated 26 August 2016 between the Company and Southern Airlines Group Finance Company Limited (the “Finance Company”), a non-wholly-owned subsidiary of CSAHC which is owned as to approximately 66% by CSAHC and its wholly-owned subsidiary and 34% by the Company together with its four subsidiaries, pursuant to which the Finance Company agreed to provide various financial services to the Group for a period of three years, while the Group also agreed to provide insurance business platform services to the Finance Company. The maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Framework Agreement shall not exceed the cap which is set at RMB8 billion on any given day. In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company shall not exceed RMB5 million for each of the three years ending 31 December 2019. The services fees to be charged by the Group for the integrated insurance business platform services shall not exceed RMB68.60 million, RMB79.35 million and RMB91.67 million for each of the three years ending 31 December 2019, respectively.

(l)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 6”) dated 12 October 2016 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 12 B787-9 aircraft. The catalogue price of each Boeing B787-9 aircraft is priced about US$271 million.

(m)	A sale and purchase agreement dated 15 December 2016 between Hainan Branch of the Company (as the purchaser) and China Southern Air Sanya Property Development Co., Ltd (as the vendor), under which the Company agreed to purchase a property at the total consideration of RMB56,089,800 (equivalent to HK$64,953,591). The property includes whole 4th floor of China Southern Air Sanya Headquarter Building located at No.360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2,123.5 square meters.

APPENDIX II	GENERAL INFORMATION

(n)	A passenger and cargo sales and ground services framework agreement dated 16 December 2016 (the “Passenger and Cargo Sales and Ground Services Framework Agreement”) entered into between the Company and China Southern Airlines Group Ground Services Co., Ltd .(“GSC”), a wholly-owned subsidiary of CSAHC, pursuant to which GSC agreed to provide certain services and charge agent service fees while the Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to the Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) Import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of the Company. The maximum annual aggregate amount of the services fee payable by the Company to GSC under the Passenger and Cargo Sales and Ground Services Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB270 million, RMB330 million and RMB400 million, respectively.

(o)	A property and land lease framework agreement (the “Property and Land Lease Framework Agreement”) dated 16 December 2016 between the Company and CSAHC, pursuant to which CSAHC agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB130 million.

(p)	A capital increase agreement dated 23 December 2016 entered into by the Company, CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited (“Nanland Company”), under which each party agreed that each of the Company and CSAHC can increase the capital of Finance Company, up to RMB500 million in total. RMB348,597,550 of such capital increase will be used to increase the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of Finance Company. Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company (non-wholly owned subsidiary of the Company) agreed to waive their rights to make capital contributions.

APPENDIX II	GENERAL INFORMATION

(q)	A finance lease agreement (“A321 Finance Lease Agreement”) dated 27 April 2017 between the Company and Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft. The total rental fee and handling fee for the A321 Finance Lease Agreement shall not exceed US$80,293,150.

(r)	A finance lease agreement (“A330 Finance Lease Agreement”) dated 27 April 2017 between the Company and CSA Leasing Company, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A330 aircraft. The total rental fee and handling fee for the A330 Finance Lease Agreement shall not exceed US$170,634,700.

(s)	An aircraft finance lease framework agreement dated 26 May 2017 between the Company and CSA International Finance Leasing Co., Ltd. (“CSA International”), pursuant to which CSA International agreed to provide finance leasing to the Company in relation to certain aircraft for the year ending 31 December 2017. The proposed cap on an annual basis shall not exceed US$1,309.1 million.

(t)	Airbus Aircraft Acquisition Agreement.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 10 July 2017:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix;

(c)	the 2016 and 2015 Annual Reports.

The Company has applied a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2, Aircraft Acquisition Agreement 3, Aircraft Acquisition Agreement 4, Aircraft Acquisition Agreement 5, Aircraft Acquisition Agreement 6 and Airbus Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.

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